N-18F-1

As filed with the Securities and Exchange Commission on April 30, 2015

File Nos. 333-155709; 811-22255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

EGA Emerging Global Shares Trust

(Exact Name of Registrant)

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company (“Registrant”), on behalf of the EGA Emerging Markets Consumer Fund and EGA Emerging Markets Core Fund series of the Registrant (the “Funds”), hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record of the Funds as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable with respect to the Funds while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 30th day of April, 2015.

Signature:	EGA Emerging Global Shares Trust
on behalf of EGA Emerging Markets Consumer Fund and EGA Emerging Markets Core Fund

By:	/s/ Susan M. Ciccarone
Susan M. Ciccarone
Treasurer, Principal Financial Officer
and Assistant Secretary

Attest:    /s/ Joseph Signora

Joseph Signora

Chief Compliance Officer